Exhibit 2

2012

FOURTH QUARTER RESULTS

Stock Listing Information

Colombian Stock Exchange S.A. Ticker: CLH

Investor Relations

In Colombia: +(57 1) 603?9175

E-mail: edgar.ramirez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – December			Fourth Quarter		
	2012 pro forma	2011 pro forma	% Var.	2012 pro forma	2011 pro forma	% Var.
Consolidated cement volume (thousand of metric tons)	7,191	6,680	8%	1,758	1,702	3%
Consolidated domestic gray cement volume (thousand of metric tons)	6,612	5,985	10%	1,644	1,509	9%
Consolidated ready-mix volume (thousand of cubic meters)	3,084	2,742	12%	763	681	12%
Consolidated aggregates volume (thousand of metric tons)	6,828	5,892	16%	1,671	1,477	13%
Net sales	1,592	1,270	25%	404	327	23%
Gross profit	820	584	40%	202	165	23%
Gross profit margin	51.5%	46.0%	5.5pp	50.1%	50.4%	(0.3pp)
Operating earnings before other expenses, net	480	309	55%	119	89	34%
Operating earnings before other expenses, net, margin	30.2%	24.4%	5.8pp	29.5%	27.1%	2.4pp
Controlling interest net income	265			88		
Operating EBITDA	548	379	44%	141	102	38%
Operating EBITDA margin	34.4%	29.9%	4.5pp	35.0%	31.3%	3.7pp
Free cash flow after maintenance capital expenditures	307			104		
Free cash flow	246			77		
Net debt	1,576	555	184%	1,576	555	184%
Total debt	1,633	645	153%	1,633	645	153%
Earnings per share	0.48			0.16		
Shares outstanding at end of period	556			556		
Employees	3,491	3,242	8%	3,491	3,242	8%

In millions of US dollars, except percentages, employees, and per-share amounts. Shares outstanding at the end of period are presented in millions.

Consolidated net sales in the fourth quarter of 2012 increased to US$404 million, representing an increase of 23% compared with the fourth quarter of 2011. The increase in net sales was primarily attributable to higher volumes and prices in local currency terms in our main markets. The infrastructure and residential sectors continued to be the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales, increased by 0.3pp during the fourth quarter of 2012 compared with the same period last year, from 49.6% to 49.9% reflecting an increase in maintenance costs in Panama.

Pro forma operating expenses as a percentage of net sales decreased by 2.6pp during the fourth quarter of 2012 compared with the same period last year, from 23.3% to 20.7%. The decrease in operating expenses as a percentage of net sales during the quarter was mainly due to lower distribution costs and the increase in net sales.

Pro forma operating EBITDA increased by 38% to US$141 million during the fourth quarter of 2012 compared with the same period last year. The increase was due to a greater contribution from our operations in Colombia, Panama and Costa Rica. **Pro forma operating EBITDA margin** increased by 3.7pp from 31.3% in the fourth quarter of 2011 to 35.0% this quarter, mainly as a result of higher volumes and prices in our main markets.

Pro forma controlling interest net income during the fourth quarter of 2012 was US$94 million.

Total debt at the end of the quarter of 2012 was US$1,633 million.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2012 Fourth Quarter Results Page 2

OPERATING RESULTS

Colombia

	January – December			Fourth Quarter		
	2012 pro forma	2011 pro forma	% Var.	2012 pro forma	2011 pro forma	% Var.
Net sales	907	681	33%	235	183	28%
Operating EBITDA	376	240	57%	106	65	62%
Operating EBITDA margin	41.5%	35.2%	6.3pp	45.1%	35.8%	9.3pp

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	5%	2%	14%	12%	25%	11%
Price (USD)	22%	22%	23%	24%	9%	19%
Price (local currency)	19%	14%	20%	16%	6%	12%

Our Colombian operations' domestic gray cement, ready-mix and aggregates volumes increased by 2%, 12% and 11%, respectively, during the fourth quarter of 2012 versus the comparable period last year. For the full year, domestic gray cement, ready-mix and aggregates increased by 5%, 14% and 25%, respectively, versus the same period last year.

Construction activity during the fourth quarter was driven by the infrastructure sector, which benefited from ongoing projects and the initiation of new road projects towards the end of the year. During the same period, the residential sector showed a recovery mainly in the low income housing due to the start of a government program aimed at providing 100,000 homes for free. Higher confidence levels and favorable expectations for new trade agreements resulted in higher investment levels favoring the performance of the industrial and commercial sector primarily in warehouses and commercial buildings.

Panama

	January – December			Fourth Quarter		
	2012 pro forma	2011 pro forma	% Var.	2012 pro forma	2011 pro forma	% Var.
Net sales	290	232	25%	68	58	17%
Operating EBITDA	126	85	49%	28	23	21%
Operating EBITDA margin	43.5%	36.5%	7.0pp	40.7%	39.4%	1.3pp

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January – December	Fourth Quarter	January – December	Fourth Quarter	January – December	Fourth Quarter
Volume	32%	33%	8%	7%	(1%)	11%
Price (USD)	1%	(3%)	13%	1%	6%	11%
Price (local currency)	1%	(3%)	13%	1%	6%	11%

In Panama, our domestic gray cement, ready-mix and aggregates volumes increased by 33%, 7% and 11%, respectively, during the fourth quarter versus the comparable period last year. For the full year 2012, domestic gray cement and ready-mix volumes increased by 32% and 8%, respectively, while aggregates volumes decreased by 1% versus the full year 2011.

The infrastructure sector continued to be the main driver of demand supported by large projects such as the Panama Canal expansion and the Panama City's metro project. New commercial buildings, primarily offices, hotels, shopping centers and stores, contributed to the positive trend in the industrial and commercial sector.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2012 Fourth Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January – December			Fourth Quarter		
	2012 pro forma	2011 pro forma	% Var.	2012 pro forma	2011 pro forma	% Var.
Net sales	133	121	10%	33	27	25%
Operating EBITDA	53	47	11%	12	10	22%
Operating EBITDA margin	39.6%	38.9%	0.7pp	36.8%	37.5%	(0.7pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	12%	6%	18%	20%	(12%)	22%
Price (USD)	(1%)	8%	0%	8%	21%	(2%)
Price (local currency)	(2%)	5%	(1%)	5%	20%	(4%)

In our operations in Costa Rica, domestic gray cement, ready-mix and aggregates increased by 6%, 20% and 22%, respectively, during the fourth quarter of 2012 versus the fourth quarter of 2011. For the full year, domestic gray cement volumes increased by 12%, ready-mix volumes increased by 18% and aggregates volumes decreased by 12% versus the full year 2011.

Construction activity during the quarter was driven by the infrastructure and industrial and commercial sectors, most notably by hydroelectric and road projects. The residential sector maintained its positive trend during the quarter.

Rest of CLH

	January – December			Fourth Quarter		
	2012 pro forma	2011 pro forma	% Var.	2012 pro forma	2011 pro forma	% Var.
Net sales	277	252	10%	71	62	14%
Operating EBITDA	73	67	8%	17	17	(2%)
Operating EBITDA margin	26.3%	26.7%	(0.4pp)	23.9%	27.7%	(3.8pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	9%	13%	8%	16%	20%	61%
Price (USD)	0%	(1%)	5%	5%	12%	12%
Price (local currency)	8%	5%	8%	9%	18%	17%

Domestic gray cement, ready-mix and aggregates volumes for our Rest of CLH operations increased by 13%, 16% and 61%, respectively, during the fourth quarter of 2012 versus the same period last year. For the full year, domestic gray cement volumes, ready-mix and aggregates volumes increased by 9%, 8% and 20%, respectively, versus the comparable period of last year.

Demand for our products during the quarter was favorable for all of our countries in the Rest of CLH region. The country that showed the most dynamism during the period was Nicaragua.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2012 Fourth Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT-AND EQUITY-RELATED INFORMATION

Operating EBITDA and free cash flow

	January – December			Fourth Quarter		
	2012 pro forma	2011 pro forma	% Var	2012 pro forma	2011 pro forma	% Var
Operating earnings before other expenses, net	480	309	55%	119	89	34%
+ Depreciation and operating amortization	68	70		22	14	
Operating EBITDA	548	379	44%	141	102	38%
- Net financial expense	117			35		
- Capital expenditures for maintenance	41			24		
- Change in working capital	21			(35)		
- Taxes paid	70			27		
- Other cash items (net)	(8)			(14)		
Free cash flow after maintenance capital expenditures	**307**			**104**		
- Strategic capital expenditures	62			27		
Free cash flow	**246**			77		

In millions of US dollars, except percentages.

The free cash flow during the quarter plus the proceeds received from the initial share offering were used to pay financing debt and short-term operating accounts payable to CEMEX.

Information on Debt

	Fourth Quarter			Third Quarter
	2012	2011	% Var	2012
Total debt [1][2]	1,633	645	153%	2,572
Short-term	8%	0%		14%
Long-term	92%	100%		86%
Cash and cash equivalents	57	52	(37%)	50
Net debt	1,576	593	184%	2,522

	Fourth Quarter	
	2012	2011
Currency denomination		
US dollar	98%	100%
Colombian peso	2%	0%
Interest rate		
Fixed	85%	0%
Variable	15%	100%

In millions of US dollars, except percentages.

[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2] In 2012 represents the consolidated balances of CLH and subsidiaries. In 2011 represents the combined balances of the operating subsidiaries.

Please refer to definition of terms and disclosure for presentation of financial information.

2012 Fourth Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings S.A. and Subsidiaries
(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January – December				Fourth Quarter			
	2012 pro forma	2011 pro forma	% Var.	2011 reported	2012 pro forma	2011 pro forma	% Var.	2011 reported
Net Sales	1,591,748	1,269,801	25%	1,269,801	403,803	327,492	23%	327,492
Cost of Sales	(771,663)	(685,698)	13%	(685,698)	(201,316)	(162,421)	24%	(162,421)
Gross Profit	**820,085**	584,103	40%	584,103	202,487	165,071	23%	165,071
Operating Expenses	(340,071)	(274,832)	24%	(306,085)	(83,463)	(76,386)	9%	(82,373)
Operating Earnings Before Other Expenses, Net	**480,014**	309,271	55%	278,018	119,024	88,685	34%	82,698
Other expenses, Net	(2,885)			(31,825)	(1,012)			
Operating Earnings	**477,129**			246,193	118,012			
Financial Expenses	(117,262)			(45,673)	(38,016)			
Other Income (Expenses), Net	50,314			(3,894)	28,261			
Net Income Before Income Taxes	**410,181**			196,626	108,257			
Income Tax	(144,535)			(78,308)	(19,775)			
Consolidated Net Income	**265,646**			118,318	88,482			
Non-controlling Interest Net Income	847			105	683			
CONTROLLING INTEREST NET INCOME	**264,799**			**118,213**	87,799			
Operating EBITDA	**547,621**	**379,170**	44%	**347,917**	**141,202**	102,417	38%	96,430
Earnings per share	**0.48**			0.21	0.16			

BALANCE SHEET	As of December 31 2012
Total Assets	**4,058,744**
Cash and Temporary Investments	56,798
Trade Accounts Receivables	97,128
Other Receivables	82,610
Inventories	93,147
Other Current Assets	21,210
Current Assets	350,894
Fixed Assets	1,199,379
Other Assets	2,508,471
Total Liabilities	**2,666,361**
Current Liabilities	456,072
Long-Term Liabilities	2,191,046
Other Liabilities	19,243
Consolidated Stockholders' Equity	**1,392,383**
Non-controlling Interest	5,754
Stockholders' Equity Attributable to Controlling Interest	1,386,629

Please refer to definition of terms and disclosure for presentation of financial information.

2012 Fourth Quarter Results Page 6

OPERATING RESULTS

CEMEX LatAm Holdings

Income statement & balance sheet

CEMEX Latam Holdings S.A. and Subsidiaries
(Millions of Colombian Pesos in nominal terms, except per share amounts)

	January – December				Fourth Quarter			
INCOME STATEMENT	2012 pro forma	2011 pro forma	% Var.	2011 reported	2012 pro forma	2011 pro forma	% Var.	2011 Reported
Net Sales	2,863,117	2,354,234	22%	2,354,234	729,006	630,197	16%	630,197
Cost of Sales	(1,388,010)	(1,271,297)	9%	(1,271,297)	(363,446)	(312,549)	16%	(312,549)
Gross Profit	**1,475,107**	1,082,938	36%	1,082,938	365,560	317,648	15%	317,648
Operating Expenses, net	(611,694)	(509,544)	20%	(567,487)	(150,679)	(146,992)	3%	(158,511)
Operating Earnings Before Other Expenses, Net	**863,413**	573,394	51%	515,450	214,881	170,657	26%	159,137
Other Expenses, Net	(5,189)			(59,004)	(1,827)			
Operating Earnings	**858,224**			456,446	213,054			
Financial Expenses	(210,922)			(84,679)	(68,632)			
Other Income (Expenses) Financial, net	90,501			(7,220)	51,021			
Net Income Before Income Taxes	**737,803**			364,548	195,443			
Income Tax	(259,979)			(145,184)	(35,701)			
Consolidated Net Income	**477,824**			219,364	159,740			
Non-controlling Interest Net Income	1,524			195	1,233			
CONTROLLING INTEREST NET INCOME	**476,301**			219,169	158,507			
Operating EBITDA	**985,020**	702,988	40%	645,044	254,919	197,081	29%	185,562
Earnings per share	**856.57**			394.15	285.06			

BALANCE SHEET	As of December 31 2012
Total Assets	**7,176,793**
Cash and Temporary Investments	100,432
Trade Accounts Receivables	171,746
Other Receivables	146,074
Inventories	164,705
Other Current Assets	37,504
Current Assets	620,461
Fixed Assets	2,120,777
Other Assets	4,435,554
Total Liabilities	**4,714,739**
Current Liabilities	806,439
Long-Term Liabilities	3,874,273
Other Liabilities	34,025
Consolidated Stockholders' Equity	**2,462,053**
Non-controlling Interest	10,174
Stockholders' Equity Attributable to Controlling Interest	2,451,879

Please refer to definition of terms and disclosure for presentation of financial information.

2012 Fourth Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – December			Fourth Quarter		
NET SALES	2012 pro forma	2011 pro forma	% Var.	2012 pro forma	2011 pro forma	% Var.
Colombia	907,477	681,238	33%	234,551	182,572	28%
Panama	289,795	231,690	25%	68,425	58,282	17%
Costa Rica	132,893	121,332	10%	33,405	26,743	25%
Rest of CLH	276,588	251,533	10%	70,914	62,253	14%
Others and intercompany eliminations	*(15,005)*	*(15,992)*	*(6%)*	*(3,492)*	*(2,358)*	*48%*
TOTAL	1,591,748	1,269,801	25%	403,803	327,492	23%
GROSS PROFIT						
Colombia	521,837	340,559	53%	133,947	94,856	41%
Panama	138,907	93,807	48%	28,893	26,157	10%
Costa Rica	69,833	55,061	27%	16,917	12,221	38%
Rest of CLH	89,083	80,065	11%	21,872	20,131	9%
Others and intercompany eliminations	*425*	*14,611*	*(97%)*	*858*	*11,706*	*(93%)*
TOTAL	820,085	584,103	40%	202,487	165,071	23%
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	346,722	204,204	70%	96,531	59,105	63%
Panama	108,552	67,263	61%	23,353	18,892	24%
Costa Rica	44,895	37,144	21%	10,541	7,691	37%
Rest of CLH	66,360	57,782	15%	15,625	14,952	5%
Others and intercompany eliminations	*(86,515)*	*(57,122)*	*51%*	*(27,026)*	*(11,956)*	*126%*
TOTAL	480,014	309,271	55%	119,024	88,685	34%
OPERATING EBITDA						
Colombia	376,289	239,612	57%	105,731	65,285	62%
Panama	125,994	84,608	49%	27,838	22,985	21%
Costa Rica	52,681	47,252	11%	12,278	10,026	22%
Rest of CLH	72,736	67,189	8%	16,959	17,254	(2%)
Others and intercompany eliminations	*(80,079)*	*(59,491)*	*35%*	*(21,604)*	*(13,134)*	*64%*
TOTAL	547,621	379,170	44%	141,202	102,417	38%
OPERATING EBITDA MARGIN						
Colombia	41.5%	35.2%		45.1%	35.8%	
Panama	43.5%	36.5%		40.7%	39.4%	
Costa Rica	39.6%	38.9%		36.8%	37.5%	
Rest of CLH	26.3%	26.7%		23.9%	27.7%	
TOTAL	34.4%	29.9%		35.0%	31.3%	

Please refer to definition of terms and disclosure for presentation of financial information.

2012 Fourth Quarter Results Page 8

OPERATING RESULTS

Volume Summary

CLH volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – December			Fourth Quarter		
	2012	2011	% Var.	2012	2011	% Var.
Total cement volume [1]	7,191	6,680	8%	1,758	1,702	3%
Total domestic gray cement volume	6,612	5,985	10%	1,644	1,509	9%
Total ready-mix volume	3,084	2,742	12%	763	681	12%
Total aggregates volume	6,828	5,892	16%	1,671	1,477	13%

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2012 Vs.
DOMESTIC GRAY CEMENT VOLUME	2012 Vs. 2011	2012 Vs. 2011	Third Quarter 2012
Colombia	5%	2%	2%
Panama	32%	33%	(5%)
Costa Rica	12%	6%	(5%)
Rest of CLH	9%	13%	6%

READY-MIX VOLUME			
Colombia	14%	12%	(4%)
Panama	8%	7%	(2%)
Costa Rica	18%	20%	(15%)
Rest of CLH	8%	16%	11%

AGGREGATES VOLUME			
Colombia	25%	11%	(11%)
Panama	(1%)	11%	(2%)
Costa Rica	(12%)	22%	(6%)
Rest of CLH	20%	61%	26%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
Please refer to definition of terms and disclosure for presentation of operating results.

2012 Fourth Quarter Results

Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2012 Vs. 2011	Fourth Quarter 2012 Vs. 2011	Fourth Quarter 2012 Vs. Third Quarter 2012
Colombia	22%	22%	1%
Panama	1%	(3%)	(2%)
Costa Rica	(1%)	8%	2%
Rest of CLH (*)	0%	(1%)	0%

READY-MIX PRICE			
Colombia	23%	24%	1%
Panama	13%	1%	1%
Costa Rica	0%	8%	5%
Rest of CLH (*)	5%	5%	1%

AGGREGATES PRICE			
Colombia	9%	19%	3%
Panama	6%	11%	1%
Costa Rica	21%	(2%)	(8%)
Rest of CLH (*)	12%	12%	(1%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2012 Vs. 2011	Fourth Quarter 2012 Vs. 2011	Fourth Quarter 2012 Vs. Third Quarter 2012
Colombia	19%	14%	1%
Panama	1%	(3%)	(2%)
Costa Rica	(2%)	5%	2%
Rest of CLH (*)	8%	5%	(3%)

READY-MIX PRICE			
Colombia	20%	16%	1%
Panama	13%	1%	1%
Costa Rica	(1%)	5%	6%
Rest of CLH (*)	8%	9%	1%

AGGREGATES PRICE			
Colombia	6%	12%	3%
Panama	6%	11%	1%
Costa Rica	20%	(4%)	(7%)
Rest of CLH (*)	18%	17%	0%

(*) Volume weighted-average price.
Please refer to definition of terms and disclosure for presentation of operating results.

2012 Fourth Quarter Results

Page 10

OTHER ACTIVITIES

CEMEX announces pricing of the initial offering of its subsidiary, CEMEX Latam Holdings, S.A. and subsequently announces exercise of put option related to initial purchasers' stabilization activities

On November 6, 2012, CEMEX announced that CEMEX Latam Holdings, S.A. ("CLH"), a wholly-owned subsidiary of CEMEX España, S.A., priced its initial offering of 170,388,000 new common shares, at a price of 12,250 Colombian Pesos per common share. The common shares offered by CLH included (a) 148,164,000 new common shares offered in a public offering to investors in Colombia and in a concurrent private placement to eligible investors outside of Colombia, and (b) an additional 22,224,000 new common shares offered in such private placement that were subject to a put option granted to the initial purchasers of the private placement during the 30-day period following closing of the offering. CLH's assets included substantially all of CEMEX's cement and ready-mix assets in Colombia, Panama, Costa Rica, Brazil, Guatemala, Nicaragua and El Salvador. CLH used the net proceeds to repay indebtedness owed to CEMEX.

On December 12, 2012, CEMEX announced that, in connection with the initial offering of 170,388,000 common shares of its subsidiary, CLH, completed on November 15, 2012, the initial purchasers notified CLH that they intend to exercise the put option they were granted. As a result, CLH repurchased 22,224,000 of its common shares from the initial purchasers at a price of U.S.$6.75 per common share, the U.S. Dollar equivalent of the initial offering price of 12,250 Colombian Pesos per common share. These shares represented approximately 13% of all shares sold in the initial share offering and 100% of the shares subject to the put option. CLH used cash proceeds from the initial share offering to repurchase the common shares from the initial purchasers and will hold the repurchased shares in treasury. After giving effect to the exercise of the put option, CEMEX España, S.A., owned approximately 73.35% of CLH's outstanding common shares, excluding shares held in treasury.

CLH's common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker CLH.

2012 Fourth Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CEMEX Latam Holdings, S.A. ("CLH") reports its consolidated results in is its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of December 31, 2012 was $1,768.23 Colombian pesos per US dollar, (ii) the pro forma consolidated results for full year 2012 and pro forma combined result for full year 2011 were $1,798.73 and $1,854.02 Colombian pesos per US dollar, respectively, and (iii) the pro forma consolidated results for the fourth quarter of 2012 and the pro forma combined results for the fourth quarter of 2011 were $1,805.35 and $1,924.31 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented in US dollars translating the local currency amounts into US dollars using the average exchange rate for the corresponding period net of corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated and combined financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries. When reference is made to combined financial information means the financial information of CLH's subsidiaries on a combined basis.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Brazil, Guatemala, El Salvador and Nicaragua.

Pro forma financial information included in the report

CLH was incorporated during the second quarter of 2012 for purposes of the initial equity offering concluded on November 15, 2012. For accounting purposes, the group reorganization by means of which CLH acquired its consolidated subsidiaries was effective July 1, 2012. As a result, CLH has no historical consolidated financial information for 2011, nor financial information for full year 2012.

For convenience of the reader, and in order to present comprehensive comparative operating information for the years ended December 31, 2012 and 2011, and for the three-month periods ended December 31, 2012 and 2011, CLH prepared pro forma selected consolidated income statement information for full year 2012 and the three-month period ended December 31, 2012, as well as pro forma selected combined income statement information for full year 2011 and the three-month period ended December 31, 2011, intended in all cases and to the extent possible, to present the operating performance of CLH on a like-to-like basis. In addition, CLH includes combined income statement information for the year ended December 31, 2011 as reported in the Offering Memorandum for the recent initial equity offering.

Pro forma 2012: CLH consolidated income statement for the year ended December 31, 2012, was adjusted to reflect the additional results of the operating subsidiaries for the six-month period from January to June 2012. In addition, in connection with the 5% corporate charges and royalties agreement entered into by CLH with CEMEX and that was executed during the last quarter of 2012 with retroactive effects for full year 2012, the consolidated income statement of CLH for the fourth quarter and full year of 2012 was adjusted to reflect the 5% consolidated corporate charges and royalties.

Pro forma 2011: CLH presents combined pro forma selected income statement information of CLH subsidiaries as adjusted to reflect the 5% corporate charges and royalties (on a like-to-like basis) for both the full year and the three-month period ended December 31, 2011.

CLH will continue to present pro forma amounts during 2013 in connection with the quarterly comparative information of 2012, in order to reflect the effects of the 5% royalty agreement allocated to each quarter.

Exchange rates	January -	December	January – December		Fourth Quarter	
	2012	2011	2012	2011	2012	2011
	Closing	Closing	Average	Average	Average	Average
Colombian peso	1,768.23	1,942.7	1,798.73	1,854.02	1,805.35	1,924.31
Panama balboa	1	1	1	1	1	1
Costa Rica colon	514.32	518.33	508.28	512.56	506.91	517.18
Euro	0.7576	0.7712	0.775	0.7164	0.7665	0.7425

Amounts provided in units of local currency per US dollar.

2012 Fourth Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES

Pro forma Earnings per Share (“Pro forma EPS”)

CLH was incorporated in April 2012 and its relevant share capital was contributed by CEMEX España  on July 31, 2012 and by third?party investors on November 6, 2012. Therefore, there are no regular twelve?month periods for 2012 and  2011 in order to determine the average number of shares outstanding as indicated under IFRS for purposes of presenting Earnings per Share  amounts. Considering these limitations and only for convenience of the reader, CLH includes Pro Forma EPS for the years ended December 31,  2012 and 2011 considering for both periods the actual number of shares outstanding as of December 31, 2012 of 556,054,342 shares. For  2012, pro forma consolidated net income for the full year was divided into the number of shares outstanding. For 2011, combined net  income for the full year was divided into the number of shares outstanding. These Pro forma EPS amounts provide certain reference but  should not be construed as representations of what actual basic or diluted earnings per share determined under IFRS would have been had  CLH being in existence during such years.

Volumes and prices

Considering the limitations of historical information described above, CLH  changes in volumes and prices, presented for convenience of the reader, consider volumes and average prices on a pro forma basis for the twelve?month periods ended December 31, 2012 and  2011.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense,  maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds  from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of  ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current  operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents.  Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. Strategic  capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects  designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase  profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind)  plus historical inventories minus operating payables.

2012 Fourth Quarter Results Page 13